Filed by Capstar Special Purpose Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Capstar Special Purpose Acquisition Corp.

Commission File No. 001-39362

Gelesis Receives $30 Million Plenity® Order from Ro

Gelesis’ new commercial manufacturing facility is now producing Plenity® at large scale, enabling supply to meet the growing demand

BOSTON, November 18, 2021 – Gelesis announced today that leading U.S. direct-to-patient healthcare company Ro has placed a $30 million fully paid pre-order for the company’s first commercial product for weight management, Plenity®. Plenity was initially made available through a beta launch in 2020, and demand quickly outpaced supply while Gelesis worked to construct a larger manufacturing facility. Gelesis’ first commercial-scale manufacturing line at the facility is now complete and validated.

As Gelesis’ exclusive telehealth partner in the U.S., Ro provides patients with access to telehealth options for weight management including the ability to communicate with a healthcare provider and, if safe and appropriate, to receive a prescription for Plenity through myplenity.com and Ro's digital clinics. The telehealth experience complements in-person healthcare provider care (available through any provider and powered by GoGoMeds), making it easier for people to seek treatment on their own time and their own terms.

The first month of the beta launch, in October 2020, demand exceeded the limited manufacturing supply. Since then, Gelesis has sold as much product as it can make and nearly 70,000 people have started their weight management journey with Plenity through Ro’s platform. Ro projects Plenity will have 1,500% YoY revenue growth (Dec. 2020 to Dec. 2021) and anticipates weight management will continue to be among the company’s top treatment requests on the platform. From a random sample of 20,000 people taking Plenity, over 90% had tried at least two weight loss methods before Plenity, with previous attempts including weight loss plans, specialized diets and prescription weight loss medications. Given the widespread frustrations with other weight loss methods as well as the bias, stigmatization, and insurance challenges that often hinder care, Gelesis is committed to expanding access to its weight management treatment. Notably, over 50% of early members surveyed say they would not have otherwise gone to their doctor for a prescription.

“Our beta launch demonstrated the high level of pent-up demand for a unique product like Plenity. Ro has been a terrific partner and worked collaboratively with us to build out a patient-centric user experience for people looking for help with their weight,” said David Pass, Pharm.D., Chief Operating & Commercial Officer at Gelesis. “Each month we have been selling as much as we can make, and with this pre-order and our manufacturing facility coming on-line, we are excited to build on the momentum and help more and more people achieve their goals.”

“Gelesis and Ro set out on a shared mission to expand access to high-quality treatment for those patients seeking support in weight management goals—and we’ve done just that for tens of thousands of patients who receive Plenity through Ro’s platform,” said Zachariah Reitano, co-founder and CEO of Ro. “Today, we are thrilled to expand this partnership through additional supply of Plenity—guaranteeing the ability to help patients across the country with the treatment and the tools they need.”

Plenity is the first therapeutic superabsorbent hydrogel of its kind and is made entirely from naturally derived building blocks. This first commercial scale manufacturing line represents a major research and development milestone for Gelesis. This first line in the new state-of-the-art facility has just been completed and two additional lines are in construction. Gelesis anticipates that once all lines are completed, the facility will be capable of supplying growing demand through 2023.

Plenity is designed to help people feel satisfied with smaller portions so they can lose weight. It is FDA-cleared to aid in weight management in adults with excess weight or obesity, Body Mass Index (BMI) of 25 to 40 kg/m², when used in conjunction with diet and exercise. It is taken orally as three capsules with 16 oz. of water twice a day, 20 minutes before lunch and dinner. If a dose is missed it can be taken with the meal or immediately following the meal. Plenity is not a drug, non-systemic, and not habit forming. It uses a novel biomimetic approach inspired by the composition and mechanical properties of vegetables.

Ro currently powers digital health clinics that provide a personalized end-to-end telehealth experience from medical diagnosis to the delivery of prescriptions and over-the-counter products. Plenity is the only weight management treatment available through Ro’s digital clinics. Ro’s portfolio currently includes treatment for sexual health, dermatology, mental health, fertility and more.

Gelesis and Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) announced in July that they entered into a definitive business combination agreement. Upon completion of the transaction, the combined company’s securities are expected to be traded on the New York Stock Exchange under the symbol “GLS.”

Important Safety Information about Plenity

●	Patients who are pregnant or are allergic to cellulose, citric acid, sodium stearyl fumarate, gelatin, or titanium dioxide should not take Plenity.

●	To avoid impact on the absorption of medications:

o	For all medications that should be taken with food, take them after starting a meal.

o	For all medications that should be taken without food (on an empty stomach), continue taking on an empty stomach or as recommended by your physician.

●	The overall incidence of side effects with Plenity was no different than placebo. The most common side effects were diarrhea, distended abdomen, infrequent bowel movements, and flatulence.

●	Contact a doctor right away if problems occur. If you have a severe allergic reaction, severe stomach pain, or severe diarrhea, stop using Plenity until you can speak to your doctor.

Rx Only. For the safe and proper use of Plenity or more information, talk to a healthcare professional, read the Patient Instructions for Use, or call 1-844-PLENITY.

About Gelesis

Gelesis is a consumer-centered biotherapeutics company advancing a novel category of treatments for weight management and gut related chronic diseases. Our non-systemic superabsorbent hydrogels are the first and only made entirely from naturally derived building blocks, and they are inspired by the composition (i.e., water & cellulose) and mechanical properties (e.g., elasticity or firmness) of raw vegetables. They are conveniently administered in capsules to create a much larger volume of small, non-aggregating hydrogel pieces that become an integrated part of the meals, and act locally in the digestive system. Our portfolio includes Plenity®, an FDA-cleared product to aid in weight management, as well as potential therapies in development for patients with Type 2 Diabetes, Non-alcoholic Fatty Liver Disease (NAFLD)/Non-alcoholic Steatohepatitis (NASH), and Functional Constipation. For more information, visit gelesis.com, or connect with us on Twitter @GelesisInc.

About Ro

Ro is the healthcare technology company building a patient-centric healthcare system. Ro’s vertically-integrated, direct-to-patient platform powers a personalized, end-to-end healthcare experience from diagnosis, to delivery of medication, to ongoing care. With a nationwide provider network, in-home care API, and proprietary pharmacy distribution centers, Ro is the only company to seamlessly connect telehealth and in-home care, diagnostics, and pharmacy services nationwide to provide high-quality, affordable healthcare without the need for insurance. Since 2017, Ro has facilitated more than eight million digital healthcare visits in nearly every county in the United States, including 98% of primary care deserts. Ro also provides its patient-centric solutions including Workpath, its in-home care API, and Kit, its at-home diagnostic testing service, to other healthcare companies. Visit Ro.co for more information.

Additional Information and Where to Find It

In July 2021, Gelesis entered into a business combination agreement with Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (“Capstar”), a special purpose acquisition company, as amended in November 2021.

Capstar has filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to Capstar shareholders in connection with its solicitation of proxies for the vote by Capstar shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the issuance of certain securities to be issued in the proposed business combination. After the Registration Statement is declared effective, the proxy statement/prospectus and other relevant documents will be sent to Capstar and Gelesis shareholders. Capstar also will file other documents regarding the proposed transaction with the SEC. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting decision, Capstar’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement, the amendments thereto and the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Gelesis, Capstar and the proposed transaction.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Capstar as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capstar, without charge, once available, through the website maintained by the SEC at www.sec.gov. The documents filed by Capstar with the SEC also may be obtained free of charge at Capstar’s website at www.capstarspac.com, or by written request to: Capstar Special Purpose Acquisition Corp., 405 West 14th Street, Austin, TX 78701, Attention: R. Steven Hicks, Chief Executive Officer, (512) 340-7800.

Participants in the Solicitation

Capstar and its directors and executive officers may be deemed participants in the solicitation of proxies from Capstar’s shareholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Capstar is contained in Capstar’s final prospectus dated July 6, 2020 relating to its initial public offering and in subsequent filings with the SEC, which are available free of charge at the SEC’s web site at www.sec.gov. To the extent such holdings of Capstar’s securities may have changed since that time, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Gelesis and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Capstar in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, the competitive environment in which Gelesis operates, the expected future operating and financial performance and market opportunities of Gelesis and statements regarding Gelesis’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gelesis and Capstar assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Gelesis and Capstar give no assurance that any expectations set forth in this press release will be achieved. Various factors could cause actual future results, performance or events to differ materially from those described herein. Some of the factors that may impact future results and performance may include, without limitation: (i) the size, demand and growth potential of the markets for Plenity®, Gelesis’ other product candidates and its ability to serve those markets; (ii) the degree of market acceptance and adoption of Gelesis’ products; (iii) Gelesis’ ability to develop innovative products and compete with other companies engaged in the weight loss industry; (iv) Gelesis’ ability to complete successfully the full commercial launch of Plenity® and its growth plans, including new possible indications and the clinical data from ongoing and future studies about liver and other diseases; (v) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Capstar is not obtained; (vi) failure to realize the anticipated benefits of the business combination, including as a result of a delay or difficulty in integrating the businesses of Capstar and Gelesis; (vii) the amount of redemption requests made by Capstar shareholders; (viii) the ability of Capstar or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; (ix) the outcome of any legal proceedings that may be instituted against Capstar, Gelesis, the combined company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (x) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (xi) the risk that the proposed business combination disrupts current plans and operations of Gelesis as a result of the announcement and consummation of the proposed business combination, and as a result of the post-transaction company being a publicly listed issuer; (xii) the regulatory pathway for Gelesis’ products and responses from regulators, including the FDA and similar regulators outside of the United States, (xiii) the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain Gelesis’ management and key employees; (xiv) costs related to the proposed business combination, including costs associated with the post-transaction company being a publicly listed issuer; (xiv) changes in applicable laws or regulations; (xv) the possibility that Gelesis or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors; (xvi) Gelesis’ estimates of expenses and profitability; (xvii) ongoing regulatory requirements, (xviii) any competing products or technologies that may emerge, (xix) the volatility of the telehealth market in general, or insufficient patient demand; (xx) the ability of Gelesis to defend its intellectual property and satisfy regulatory requirements; (xxi) the impact of the COVID 19 pandemic on Gelesis’ business; (xxii) the limited operating history of Gelesis; and (xxiii) those factors discussed in Capstar’s final prospectus dated July 6, 2020, Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the Registration Statement on Form S-4, in each case, under the heading “Risk Factors”, and other documents of Capstar filed, or to be filed, with the SEC, by Capstar. These filings address other important risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Capstar, Gelesis or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Media Relations

Katie Sullivan

ksullivan@gelesis.com

Investor Relations

Lynne Collier, ICR

lynne.collier@icrinc.com